Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated April 7, 2015, the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. The Offer is not being made to (and no tender will be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in any such jurisdiction in compliance with such laws. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All of the Outstanding Shares of Common Stock

of

Auspex Pharmaceuticals, Inc.

at

$101.00 Net Per Share in Cash

by

Aurum Merger Sub, Inc.

a wholly owned subsidiary of

Teva Pharmaceutical Industries Ltd.

Aurum Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Teva”), is offering to purchase all of the outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Auspex Pharmaceuticals, Inc., a Delaware corporation (“Auspex”), at a price of $101.00 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 7, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

The Offer is being made in connection with the Agreement and Plan of Merger dated as of March 29, 2015 (together with any amendments or supplements thereto, the “Merger Agreement”) by and among Teva, Purchaser and Auspex, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Auspex, with Auspex as the surviving corporation (the “Merger”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), no stockholder vote will be required to consummate the Merger. Stockholders who have not tendered their Shares in the Offer or validly exercised their appraisal rights under Section 262 of the DGCL will receive the Offer Price in the Merger. The Merger Agreement is more fully described in the Offer to Purchase.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., EASTERN TIME, ON TUESDAY, MAY 5, 2015, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (1) there having been validly tendered and not validly withdrawn prior to the expiration date for the Offer, as it may have been extended pursuant to the Merger Agreement, that number of Shares which, when added to the Shares already owned by Teva and its controlled affiliates (but excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represents at least one more than 50% of the sum of (i) the total number of Shares outstanding at the time of expiration of the Offer, including Shares subject to restricted stock awards and Shares deemed issued under Auspex’s 2014 Employee Stock Purchase Plan, (ii) the aggregate number of Shares issuable to holders of outstanding options and warrants for which Auspex has received notices of exercise prior to the expiration of the Offer and as to which Shares have not yet been issued, and (iii) the aggregate number of Shares that will be issuable upon the deemed exercise of certain outstanding warrants to purchase Shares excluding any warrants included in clause (ii) (such majority, the “Minimum Condition”), (2) the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated, and (3) other customary conditions described in the Offer to Purchase having been satisfied or waived. See Section 13—“Conditions of the Offer” of the Offer to Purchase.

Based on information provided to Purchaser by Auspex on April 6, 2015, the Minimum Condition will be satisfied if 16,021,354 Shares are validly tendered and not withdrawn prior to the expiration time of the Offer. The actual number of Shares that are required to be tendered to satisfy the Minimum Condition will depend upon the actual number of Shares outstanding at the expiration time of the Offer.

THE BOARD OF DIRECTORS OF AUSPEX UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

The Auspex board of directors has, subject to the terms and conditions set forth in the Merger Agreement, unanimously (1) determined that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are advisable to, and in the best interest of, Auspex and its stockholders, (2) approved the execution, delivery and performance by Auspex of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (3) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL, and (4) resolved to recommend that Auspex’s stockholders tender their Shares to Purchaser pursuant to the Offer.

The purpose of the Offer is for Teva and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, Auspex. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser intends to effect the Merger without seeking the approval of Auspex’s stockholders in accordance with Section 251(h) of the DGCL on the same day that Purchaser accepts, for the first time, for payment such number of Shares that satisfy the Minimum Condition. No appraisal rights are available to holders of Shares in connection with the Offer; however, a stockholder of Auspex who has not tendered his or her Shares in the Offer will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for, the “fair value” of that stockholder’s Shares.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Purchaser may waive any conditions to the Offer (provided that the Minimum Condition described above may be waived only with the prior written consent of Auspex) or modify the terms of the Offer. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Commission, Purchaser reserves the right, and under certain circumstances Purchaser may be required, to extend the Offer, as described in Section 1 of the Offer to Purchase; however, Purchaser has agreed that, without the prior written consent of Auspex, Purchaser will not provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Any extension, waiver or amendment of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the Expiration Date if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the

Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an agent’s message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding, subject to the rights of tendering stockholders to challenge Purchaser’s determination in a court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Teva, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer; however, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Auspex has provided Purchaser with Auspex’s stockholder list and securities position listings for the purpose of communicating to the holders of Shares information regarding the Offer. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Auspex’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. It is recommended that stockholders consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. stockholders, see Section 5 of the Offer to Purchase.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (call collect)

or

CALL TOLL FREE (800) 322-2885

Email: ASPX@mackenziepartners.com

April 7, 2015